Exhibit 99.56

3623 Old Conejo Road, Suite 207, Newbury Park, California 91320 Phone: (805) 484-3613 TSX ticker symbol; KEI QTCQB ticker symbol; KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY ANNOUNCES FIRST QUARTER 2022 RESULTS

NEWBURY PARK, CALIFORNIA, May 5, 2022

All amounts are in U.S. Dollars unless otherwise indicated:

FIRST QUARTER HIGHLIGHTS

●	Average production for the first quarter of 2022 was 1,054 BOEPD, an increase of 3% compared to first quarter of 2021 average production of 1,020 BOEPD. The increase was due to the production from the Barnes 7-3H well which started producing in the second half of March partially offset by the natural decline of existing wells. The Barnes 7-3H well had a 30 day initial production rate (“IP rate”) of 940 BOEPD, including 740 barrels of oil.
●	Adjusted funds flow(1) was $2.8 million in the first quarter of 2022 compared to $1.5 million in the first quarter of 2021. The increase was mainly due to higher average prices and higher production partially offset by higher realized losses from commodity contracts in 2022.
●	Average netback from operations(2) for the first quarter of 2022 was $48.91 per BOE, an increase of 73% from the prior year first quarter. Netback including commodity contracts(2) for the first quarter of 2022 was $36.88 per BOE which was 49% higher then the prior year first quarter.
●	Revenue, net of royalties was $5.5 million in the first quarter of 2022 compared to $3.3 million for the first quarter of 2021, an increase of 70%, as average prices increased 65% and average production increased 3% between the quarters.
●	G&A expense decreased by 10% in the first quarter of 2022 compared to the prior year quarter due to management’s continued cost cutting measures.
●	Interest expense decreased by 5% in the first quarter of 2022 compared to the prior year quarter due to principal payments on the credit facility in 2021 which reduced the outstanding loan balance.
●	Operating expenses for the first quarter of 2022 increased by 35% compared to the prior year first quarter due primarily to higher production taxes. Operating expense per barrel averaged $9.56 per BOE in the first quarter of 2022 compared to $7.30 per BOE in the first quarter of 2021. The increase was due to higher production taxes in the first quarter of 2022 which increased by $1.82 per BOE compared to the prior year first quarter.
●	In the first quarter of 2022, the Company incurred a net loss of $2.5 million compared to a net loss of $0.5 million in the first quarter of 2021. Excluding the first quarter of 2022 unrealized loss from commodity contracts of $3.8 million, the Company would have recognized positive net income.
●	In November 2021, the Company’s credit facility was amended to reduce the Maximum Leverage Ratio covenant discussed below from 4 to 1 down to 3.5 to 1 beginning in the first quarter of 2022. In addition, BOK Financial agreed to increase the borrowing base by $2.0 million if the gross proceeds from the Company’s rights offering exceeded C$8.5 million and the Company has drilled 2 wells and completed fracture stimulation on one of the wells. The Company has met both requirements and is awaiting the redetermination from the bank.

(1)	Adjusted funds flow is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

Kolibri’s President and Chief Executive Officer, Wolf Regener commented:

“We are excited as the early results from the first two wells drilled in 2022 are so good that they are transformative for the Company. The Barnes 7-3H well (98.07% working interest), which started production in the second half of March, had a 30 day initial production rate (“IP rate”) of 940 BOEPD, including 740 barrels of oil, which was the best 30 day IP rate that the Company has achieved. The early results from the Barnes 8-4H well (98.07% working interest), which started production in the second half of April, has, while still flowing up casing, averaged about 580 BOEPD for the last 12 days, including about 500 barrels of oil. We are scheduled to install tubing and increase the capacity of our surface facilities in the coming week. We have been very pleased with the performance of this well and are looking forward to seeing what it will produce once these modifications have been completed.

The new unhedged cash flow will be providing the capital to drill more wells, assuming these wells follow the projected decline curves,. We plan to continue the 2022 drilling program in the third quarter when the drilling rig is expected to be onsite, as we have already signed a drilling rig contract.

In the first quarter of 2022, we generated $2.8 million of adjusted funds flow, compared to $1.5 million in the first quarter of 2021, which was an increase of 87%. The increase was due to higher average prices of 65% and an increase in production of 3%.

Net revenue increased by 70% in the first quarter of 2022 due to higher average prices and production.

Netback from operations increased to $48.91 per BOE in the first quarter of 2022 compared to $28.32 per BOE in the first quarter of 2021, an increase of 73%. Netback including commodity contracts for the first quarter of 2022 was $36.88 per BOE, an increase of 49% from the prior year first quarter. The 2022 increase compared to the same period in the prior year was due to the increase in average prices partially offset by higher production taxes.

The Company’s G&A expenses decreased by 10% in the first quarter of 2022 ccompared to the first quarter of 2021 due to managements continuing efforts to reduce expenses.

Interest expense decreased by 5% in the first quarter of 2022 compared to the comparable prior year period due to principal payments on the credit facility during 2021 which reduced the outstanding loan balance and lower interest rates.

Operating expenses for the first quarter of 2022 increased by 35% compared to the prior year first quarter due primarily to higher production taxes. Operating expense per barrel averaged $9.56 per BOE in the first quarter of 2022 compared to $7.30 per BOE in the first quarter of 2021. The increase was primarily due to higher production taxes in the first quarter of 2022 which increased by $1.82 per BOE compared to the prior year first quarter.

In the first quarter of 2022, the Company incurred a net loss of $2.5 million compared to a net loss of $0.5 million in the first quarter of 2021. Excluding the first quarter of 2022 unrealized loss from commodity contracts of $3.8 million, the Company would have recognized positive net income.”

	1st Qtr 2022	1st Qtr 2021%
Net loss:
$ Thousands	$(2,456)	$(528)	-
$ per common share assuming dilution	$(0.01)	$(0.00)	-

Capital Expenditures	$7,401	$29	25,400%
Adjusted funds flow(1)	$2,822	$1,509	87%

Average production per day (Boepd)	1,054	1,020	3
Average price per boe	$74.97	$45.48	65
Netback from operations(2)	$48.91	$28.32	73
Netback including commodity contracts(2)	$36.88	$24.77	49

	3/31/2022	12/31/2021
Cash and Cash Equivalents	$3,058	$7,316
Working Capital	$(3,011)	$3,823

(1)	Adjusted funds flow is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

First Quarter 2022 versus First Quarter 2021

Oil and gas gross revenues totaled $6,179,000 in the quarter versus $3,510,000 in the first quarter of 2021. Oil revenues increased $2,669,000 or 76% as oil prices increased by $40.25 per barrel or 72% and oil production increased by 2% to 714 bopd. Natural gas revenues increased $100,000, or 34%, to $391,000 as average natural gas prices increased by 31% to $4.71/mcf and natural gas production increased by 3% to 922 mcfpd. Natural gas liquids (NGLs) revenues increased $166,000, or 44%, as NGL prices increased 34% to $32.25 per BOE and production increased by 8% to 186 boepd.

Average production for the first quarter of 2021 was 1,054 BOEPD, an increase of 3% compared to the first quarter of 2021 average production of 1,020 BOEPD. The increase was due to the production from the Barnes 7-3H well which started producing in the second half of March partially offset by the natural decline of existing wells

Production and operating expenses increased to $907,000 from $670,000 in the prior year first quarter and the per boe production and operating costs were $9.56/boe in the first quarter of 2022 compared to $7.30/boe in the first quarter of 2021.

Depletion and depreciation expense increased $230,000 or 25% due to the 2021 impairment reversal of PP&E and higher production in the first quarter of 2022.

General and administrative expenses decreased $77,000 or 10% due to cost cutting measures by the Company.

Stock based compensation increased to $125,000 in the first quarter of 2022 due to stock option grants in January 2022.

Finance income increased $12,000 in the first quarter of 2022 compared to the prior year quarter due to interest income and a foreign exchange gain in 2022.

Finance expense increased $3,703,000 in the first quarter of 2022 compared to the prior year quarter due to unrealized losses on commodity contracts of $3,786,000 and realized losses of $1,142,000.

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

($000 except as noted)

	March 31 2022	December 31 2021

Current Assets
Cash	$3,058	$7,316
Trade and other receivables	3,868	1,999
Deposits and prepaid expenses	499	587
	7,425	9,902

Non-current assets
Property, plant and equipment	153,435	147,076
Fair value of commodity contracts	22	38
	153,457	147,114

Total Assets	$160,882	$157,016

Current Liabilities
Trade and other payables	$6,049	$3,145
Current portion of loans and borrowings	250	1,000
Lease payable	25	43
Fair value of commodity contracts	4,112	1,891
	10,436	6,079

Non-current liabilities
Loans and borrowings	15,893	15,866
Asset retirement obligations	1,469	1,398
Fair value of commodity contracts	2,150	585
	19,512	17,849

Equity
Share capital	296,221	296,060
Contributed surplus	23,089	22,948
Deficit	(188,376)	(185,920)
Total Equity	130,934	133,088

Total Equity and Liabilities	$160,882	157,016

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

($000 except as noted)

	Three months ended March 31,
($000’s)	2022	2021

Oil and gas revenue net of royalties	$5,547	$3,269
Other income	1	1
	5,548	3,270

Production and operating expenses	907	670
Depletion and depreciation	1,139	909
General and administrative expenses	686	763
Share based compensation	125	-
	$2,342	$2,342

Finance Income	12	-
Finance Expense	(5,159)	(1,456)

Net loss	(2,456)	(528)
Net loss per share	$(0.01)	$(0.00)

KOLIBRI GLOBAL ENERGY INC.

FIRST QUARTER 2022

(Unaudited, expressed in Thousands of United States dollars, except as noted)

	Quarter Ending March 31,
	2022	2021
Oil revenue before royalties	$6,179	$3,510
Natural gas revenue before royalties	391	291
NGL revenue before royalties	541	375
Oil and Gas revenue before royalties	7,111	4,176
Adjusted funds flow(1)	2,822	1,509
Capital expenditures	7,401	29

Statistics:
Average oil production (Bopd)	714	697
Average natural gas production (mcf/d)	922	898
Average NGL production (Boepd)	186	173
Average production (Boepd)	1,054	1,020

Average oil price ($/bbl)	$96.17	$55.92
Average natural gas price ($/mcf)	4.71	3.60
Average NGL price ($/bbl)	32.25	24.15

Average price per barrel	$74.97	$45.48
Royalties per barrel	16.50	9.86
Operating expenses per barrel	9.56	7.30
Netback from operations(2)	48.91	28.32
Price adjustment from commodity contracts (Boe)	(12.03)	(3.55)
Netback including commodity contracts (Boe)(2)	$36.88	$24.77

(1)	Adjusted funds flow is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

The information outlined above is extracted from and should be read in conjunction with the Company’s unaudited financial statements for the three months ended March 31, 2022 and the related management’s discussion and analysis thereof, copies of which are available under the Company’s profile at www.sedar.com.

NON-GAAP MEASURES

Netback from operations, netback including commodity contracts and adjusted funds flow (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under Canadian generally accepted accounting principles (“GAAP”) and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows related to operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

An explanation of how the Company’s Non-GAAP Measures provide useful information to an investor and the purposes for which the Company’s management uses the Non-GAAP Measures is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedar.com and is incorporated by reference into this earnings release.

The following is the reconciliation of the non-GAAP ratio netback from operations to net income (loss) from continuing operations, which the Company considers to be the most directly comparable financial measure that is disclosed in the Company’s financial statements:

	For the three months ended March 31,
(US $000)	2022	2021
Net loss	(2,456)	(528)

Adjustments:
Finance income	(12)	-
Finance expense	5,159	1456
Share based compensation	125	-
Impairment of property, plant and equipment	-	-

General and administrative expenses	686	763
Depletion, depreciation and amortization	1,139	909
Other income	(1)	(1)
Operating netback	4,640	2,599

Netback from operations	$48.91	$28.32

The following is the reconciliation of the non-GAAP measure adjusted funds flow to the comparable financial measures disclosed in the Company’s financial statements:

	Three months ended March 31,
(US $000)	2022	2022
Cash flow from continuing operations	1,243	1,364
Change in non-cash working capital	1,381	(64)
Interest expense(a)	198	209

Adjusted funds flow	2,822	1,509

(a)	Interest expense on long-term debt excluding the amortization of debt issuance costs

Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“Boes”) to reflect natural gas liquids and oil production and sales. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

Caution Regarding Forward-Looking Information

This release contains forward-looking information including information regarding the proposed timing and expected results of exploratory and development work including production from the Company’s Tishomingo field, Oklahoma acreage, projected adjusted funds flow, the Company’s reserves based loan facility, including scheduled repayments and the expected increase to the Company’s borrowing base of $2.0 million in the second quarter of 2022, expected hedging levels and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements.

Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, that declines will match the modeling, that future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that anticipated results and estimated costs will be consistent with management’s expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained or increase, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserves-based loan facility and that the borrowing base will not be reduced and will be increased in the second quarter of 2022, that funds will be available from the Company’s reserves based loan facility when required to fund planned operations, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, that anticipated results and estimated costs will not be consistent with management’s expectations, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks including flooding and extended interruptions due to inclement or hazardous weather), the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the risk that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the Company will cease to be in compliance with the covenants under its reserves-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base re-determination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that funding is not available from the Company’s reserves based loan facility at the times or in the amounts required for planned operations, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section, the Company’s most recent management’s discussion and analysis and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedar.com.

Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this release is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

About Kolibri Global Energy Inc.

KEI is an international energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The common shares of the Company trade on the Toronto Stock Exchange (“TSX”) under the symbol “KEI” and on the Over the Counter QB (“OTCQB”) under the symbol “KGEIF”.

For further information, contact:

Wolf E. Regener, President and Chief Executive Officer +1 (805) 484-3613

Email: investorrelations@kolibrienergy.com

Website: www.kolibrienergy.com